UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

AFF Holding Group Inc.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

MI1 GLOBAL TELCO., INC.

(Former name or former address, if changed since last report.)

000-53749	98-0632051
(Commission File Number)	(IRS Employer Identification No.)

36, JALAN SERI UTARA 3/3C, KIPARK AVENUE

OFF JALAN IPOH, 68100 KUALA LUMPUR

WILAYAH PERSEKUTUAN, MALAYSIA

(Address of principal executive offices and zip code)

+603 6241 2023 / +603 6242 1028

(Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

July 29, 2020

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of AFF Holding Group Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

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INTRODUCTION

This Information Statement is being furnished to stockholders of record as of July 29, 2020 of the outstanding shares of common stock, par value $0.0001 per share, of AFF Holding Group Inc., a Nevada corporation (“we,” “us,” “our,” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

This Information Statement is being mailed on or about July 29, 2020, by the Company to the holders of record of shares of its Common Stock as of the close of business on July 29, 2020. On the record date, 110,000 shares of common stock were issued and outstanding. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in the majority of the Board.

CHANGE OF CONTROL

On March 24, 2020, Lim Kock Chiang (“Mr. Lim”), the Company’s Chief Executive Officer, Chief Financial Officer, Director, Secretary of director and the holder of 9,156 shares of the Company’s common stock through the holding company Mi1 Global Limited, entered into a Stock Purchase Agreement with Kok Seng Yeap (“Mr. Kok”), pursuant to which Mr. Lim sold his ownership interest in Mi1 Global Limited to Mr. Kok. Immediately following such transaction, Mr. Kok beneficially owns 100% of the Company’s issued and outstanding common stock.

CHANGE IN MAJORITY OF DIRECTORS

On March 24, 2020, Mr. Lim, the sole director of the Company, resigned from all of his positions with the Company. On the same day, Mr. Kok was appointed to the Company’s board of directors. Mr. Kok was also appointed as Chief Executive Officer, Chief Financial Officer and Secretary of the Company. Mr. Kok has voting and dispositive control of the shares held by Mi1 Global Limited which were acquired from Mr. Lim. Mr. Lim’s resignation from the board of directors will take effect on or about the 10th day following the mailing of this Information Statement to our stockholders.

Following the effectiveness of Mr. Lim’s resignation from the board of directors, the new executive officers and directors of the Company will be as follows:

Name	Age	Position
Kok Seng Yeap	44	Chairman of the Board of Directors

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our board of directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

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A shareholder vote was not required and was not taken with respect to the election of the new director.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

Voting Securities

Our authorized capital stock consists of 110,000 shares of common stock at a par value of $0.0001 per share.  As of July 29, 2020, there were 99,156 shares of the Company’s common stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of July 29, 2020 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Kok Seng Yeap	99,156*	90.14%
Officers and Directors as a Group (1 person)	99,156	90.14%

____________________________

*through ownership of 100% of the shares of Mi1 Global Limited, which is the record owner of these shares.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the board of directors or committees performing similar functions due to the limited scope of our operations in the past but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Company’s sole director. There are no family relationships among any of the directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the directors or executive officers.

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Resigning Director

Lim Kock Chiang, Chief Executive Officer, Chief Financial Officer, Diretor and Secretary

Mr. Lim currently serves as the Company’s Chief Executive Officer, Chief Financial Officer, Director and Secretary. In addition to his service with the Company, Mr. Lim has served as Marketing Manager of My Mi1 Telco Solution since 2011 and Smart Magic Belt from 2006 to 2010. In addition, Mr. Lim has been involved in his family’s business of egg production since 1994, which has a penetration rate of 90% in the ASEAN market. Mr. Lim holds his Doctor of Philosophy of Entrepreneurship from Wisconsin International University.

Incoming Director and Officer

Mr. Kok Seng Yeap, age 44, has over 15 years of experience in the financial industry as an expert in the financial industry, working in sectors such as Private Banking, Insurance, Pre IPO, Financial Engineering and Corporate Acquisition & Merger transactions. He also has significant marketing experience through working for multinational corporations including Great Eastern Life Assurance Berhad, Prudential Assurance Berhad, Pacific Unit Trust Berhad, and as a legal professional will writer in Rockwill Sdn Bhd. in 2013. He is a Life Insurance Practitioner with the qualification obtained from the Malaysia Insurance Institute. Currently, Mr. Kok serves as a Director of ELG Bank Limited, the Executive Chairman for EXSULAR Insurance Corporation Limited, and the Managing Director of NobleCorp Asset Management Ltd. Mr. Kok graduated from the Global University (GULL), USA with a Masters in Finance and Management.

Executive Compensation

We have not had compensation arrangements in place for our executive officers and have not finalized any plan to compensate our executive officers in the future for their services. We intend to enter into employment agreements with our executive officers in the near future We expect that the compensation arrangements may be comprised of a combination of cash and/or equity awards.

Transactions with Related Persons, Promoters and Certain Control Persons

None.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2019, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

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Director Independence

None of our directors is independent as defined under the Nasdaq Marketplace Rules.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman of the Board and Chief Executive Officer positions should be separate or combined, we have traditionally combined these roles.  Mr. Lim has served as our Chairman of the Board and Chief Executive Officer since inception.  Following the effectiveness of Mr. Lim’s resignation from the board of directors, these roles will remain combined, which we believe is currently in the best interests of the Company and its shareholders.

Our sole director receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. Our sole director focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensure that risks undertaken by us are consistent with the board’s appetite for risk. While the sole director oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Board Meetings

During the year ended December 31, 2019, our sole director acted by unanimous consent on zero occasions.

Committees of the Board of Directors

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning director nominees, executive officer compensation.

Audit Committee

Presently the board of directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AFF Holding Group Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

AFF Holding Group Inc.

DATED: July 29, 2020	By:	/s/ Lim Kock Chiang
Lim Kock Chiang
Chief Executive Officer

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